UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Adaptogens, PBC

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> July 15, 2021

Physical address of issuer
1601 29th St STE 1292 PMB 1017, Boulder, CO 80301

Website of issuer
https://wearerasa.com/

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,431,983.00	$2,654,774.00
Cash & Cash Equivalents	$953,385.00	$234,451.00
Accounts Receivable	$18,270.00	$19,271.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$5,445,225.00	$5,070,221.00
Cost of Goods Sold	$2,797,060.00	$2,594,148.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,627,295.00	-$1,044,779.00

April 20, 2023

FORM C-AR

Adaptogens, PBC

RASA

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Adaptogens, PBC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wearerasa.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/20/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Adaptogens, PBC (the "Company") is a Delaware Corporation, formed on July 15, 2021. The Company was formerly known as Rasa Koffee. The Company is currently also conducting business under the name of Rasa.

The Company is located at 1601 29th St STE 1292 PMB 1017, Boulder, CO 80301.

The Company's website is https://wearerasa.com/.

The information available on or through our website is not a part of this Form C-AR.

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business

We formulate, produce and sell coffee alternative blends to our customers. We use premium quality and naturally sourced herbs & adaptogens to produce these coffee alternative blends.

RISK FACTORS

Risks Related to the Company's Business and Industry

An investment in the securities offered hereunder should be considered highly speculative due to the nature of the Company's business and the present stage of development.
An investment in the Company's securities is suitable only for those knowledgeable and sophisticated investors who are willing to risk loss of their entire investment. There is no market for the securities of the Company and security holders will be limited in their ability to transfer or sell the securities by the bylaws of the Company and federal and state securities laws, along with restrictions set forth in the Limited Liability Company Agreement of Wefunder SPV, LLC. Prospective investors should consult with their professional advisors to assess an investment in the Company's securities. In evaluating the Company and its business, investors should carefully consider, in addition to the other information contained in this Form C-AR, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with the Company's operations. If any of the following risks actually occur, the Company's business, financial condition, capital resources, results or future operations could be materially adversely affected.

Limited Operating History
We are an early-stage company. We were formed and commenced operations in 2015. We have a very limited history of operations and are considered a start-up company. We face all the risks faced by newer companies, including significant competition from existing and emerging competitors, many of which are established and have access to capital, and also face risks such as under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of our success must be considered remote in light of our early stage of operations.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

Negative Operating Cash Flow
We currently have a negative operating cash flow and anticipate continuing to have negative operating cashflow for the foreseeable future, and that our operating cashflow may become even more negative. Our ability to generate positive cashflow is dependent on our ability to execute on our business plan. There can be no assurance that we will succeed, or that the company will ever

become operating cashflow positive. Even if we do achieve positive cashflow, we cannot predict the level of such cashflow. If we sustain losses over an extended period of time, we may be unable to continue our business.

To the extent our business strategy is successful, we must control overhead expenses and we may need to incur the expense of additional reliance on outside co-packers or hire additional personnel as needed. We may not succeed in expanding our customer base and product offerings and even if we do, we may never generate revenue that is significant enough to achieve positive cashflow. Even if we do achieve positive cashflow, we may not be able to sustain or increase positive cashflow on a quarterly or annual basis. Our failure to generate positive cashflow would depress our value and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations.

We may need to raise additional capital to fund our existing commercial operations and develop and commercialize new products and expand our operations.
Based on our current business plan, we believe our current cash and cash equivalents and cash receipts from sales will enable us to conduct our planned operations through at least the end of June 2024. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products or due to other risks described herein, we may seek to sell common stock or preferred stock or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

increase our sales and marketing efforts and address competitive developments;

provide for supply and inventory costs;

fund development and marketing efforts of any future products or additional features to then-current products;

acquire, license or invest in new technologies;

acquire or invest in complementary businesses or assets;

finance capital expenditures and general and administrative expenses; and

redeem shares from employees and the founder and controlling shareholder.

Our present and future funding requirements will depend on many factors, including:

our ability to achieve revenue growth and improve gross margins;

the cost of expanding our operations and offerings, including our sales and marketing efforts;

the effect of competing market developments; and

costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

Our rapid growth may not be indicative of our future growth, and our limited operating history may make it difficult to assess our future viability.

Specifically, we believe we experienced substantial benefit from the COVID-19 pandemic causing consumers to shop online more. We still do not have clarity on how the end of the pandemic will positively or negatively affect our growth. Additionally, the rollout of iOS14 has severely reduced our ability to market effectively through our main customer acquisition channel, Facebook. Our future growth depends at least partially on our ability to expand customer acquisition beyond Facebook. Last, we expect that, in the future, as our revenue increases to higher levels, our revenue growth rate will decline.

We also believe that growth of our revenue depends on several factors, including our ability to:

expand our existing channels of distribution;

develop additional channels of distribution;

grow our customer base;

cost-effectively increase online sales at our direct website and third-party marketplaces;

effectively introduce new products;

increase awareness of our brand;

manufacture at a scale that satisfies future demand; and

effectively source key raw materials.

We may not successfully accomplish any of these objectives. Since our inception in 2015, we have not yet demonstrated the ability to manage rapid growth over a long period of time or achieve profitability at scale. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously achieved profitability.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Our rapid growth has placed and may continue to place significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. As we continue to grow, we will need to make significant investments in multiple facets of our company, including in sales, marketing, product development, information technology, equipment, facilities and personnel. We will also need to improve our operational, financial and management controls as well as our reporting systems and procedures.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business and our results of operations. Managing our planned growth effectively will require us to:

maintain a low cost of customer acquisition relative to customer lifetime value;

identify products that will be viewed favorably by customers;

successfully hire, train and motivate additional employees, including additional personnel for our technological, sales and marketing efforts.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability. In addition, if we are unable to effectively manage the growth of our business, the quality of our products may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

We may not be able to successfully implement our growth strategy for our brand on a timely basis or at all.

Our ability to implement our growth strategy depends, among other things, on our ability to:

grow our main social media customer acquisition channel;

add new digital customer acquisition channels;

improve our customer acquisition funnel;

improve our subscription program;

build an effective B2B salesforce;

develop and launch new products that appeal to our customers;

innovate new formats for our product;

shift our brand visual appearance to something we aim to be more mainstream. We anticipate that this rebranding will be disruptive to our business, potentially with negative financial consequences;

expanding into food service;

expand internationally;

enter distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

successfully compete in the product categories in which we choose to operate;

develop and maintain consumer interest in our brand; and

increase our brand recognition and loyalty.

We may not be able to implement this growth strategy successfully. Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of consumer interest or brand awareness, and our high rates of sales and income growth may not be sustainable over time. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

We have material weaknesses and significant deficiencies in our internal control over financial reporting.

We are a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In preparation of our financial statements in prior years, we believe that there is material weaknesses and significant deficiencies in our internal control over financial reporting. These material weaknesses and significant deficiencies concerned shortcomings in our accounting system, lack of established policies and controls over the financial close and reporting process, and lack of resources to evaluate and review appropriate accounting treatment for certain complex areas. Although we have taken steps to improve our internal controls and policies, we cannot assure you that there are not, and will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results, which may impair our ability to raise additional funds, sell the company, raise debt, or conduct other matters necessary to for the best interests of the company.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. In addition, the Company has no written polices in place with respect to disclosure controls and procedures. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The Company's actual financial position and results of operations may differ materially from the expectations of the Company's management.

The Company's actual financial position and results of operations may differ materially from management's expectations. The Company may experience some changes in its operating plans and certain delays in its plans. As a result, the Company's revenue, net income and cash flow may differ materially from the Company's projected revenue, net income and cash flow. The process for estimating the Company's revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company's financial condition or results of operations.

Uncertainty of Revenue Growth

There can be no assurance that the Company can generate revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company may achieve may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, and increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

There is no assurance that the Company will turn a profit

There is no assurance as to whether the Company will be profitable, maintain or increase revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company's results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

Development of New Products

The Company's success will depend, in part, on its ability to develop, introduce and market new and innovative products. If there is a shift in consumer demand, the Company must meet such demand through new and innovative products or else its business will fail. The Company's ability to develop, market and produce new products is subject to it having substantial capital.

There is no assurance that the Company will be able to develop new and innovative products or have the capital necessary to develop such products.

Brand Awareness

The Company's brand is very new and awareness of its brand is very limited. Further, the company intends to change its brand. There is no assurance that the Company will be able to achieve brand awareness in any of the regions it operates in, or anywhere else, or that this change in brand will not harm the Company. In addition, the Company must develop successful marketing, promotional and sales programs in order to sell its products. If the Company is not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on the business, financial condition and operating results.

Dependence on Management and Key Personnel; Inexperience of Management

The Company has a small management team and is dependent on certain members of its management and consultants. The loss of the services of one or more of them could adversely affect the Company. In particular, the Company is dependent on Lopa Kay van der Mersch, Lenny Chase, and Ben LeVine who are Co-Chief Executive Officer & Founder, Co-Chief Executive Officer, and Chief Herbalist & Co-Founder of the Company. The Company has or intends to enter into employment agreements with Lopa Kay van der Mersch, Lenny Chase, and Ben LeVine although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Lopa Kay van der Mersch, Lenny Chase, and Ben LeVine or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. The Company's ability to maintain its competitive position is dependent upon its ability to attract and retain highly qualified managerial, specialized technical, manufacturing, sales and marketing personnel. There can be no assurance that the Company will be able to continue to recruit and retain such personnel. The inability of the Company to recruit and retain such personnel would adversely affect the Company's operations and product development. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of these executive officers or key personnel could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

In addition, our management team is inexperienced and has never operated a business of this type or scale before. We believe our management team's inexperience has impaired the Company's growth in the past and may do so again in the future. In order to execute on our business plan, we will likely need to hire additional qualified management personnel who have experience operating a rapidly growing business in our industry. We may not be able to attract or retain such personnel and the failure to hire such management personnel could have an adverse effect on our business.

The Company may not be able to develop additional products, which could materially impact its future financial prospects.

If the Company cannot successfully develop, manufacture, sell and distribute its products, or if the Company experiences difficulties in the development process, such as research & development challenges, production difficulties, capacity constraints, quality control problems or other disruptions, the Company may not be able to develop additional market-ready commercial products at acceptable costs, which would have an adverse effect on the Company's commercialization plans and the Company's business, prospects, results of operations and financial condition.

Significant ongoing costs and obligations

The Company expects to incur significant ongoing costs and obligations related to its investment in developing its business and the products, which could have a material adverse impact on the Company's results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, unforeseen expenses, difficulties, complications and delays, and other unknown events, all of which may impair the financial condition of the company and the value of our shares.

Failure to maintain sufficient internal production capacity, source appropriate external production capacity, or to enter into third-party agreements on terms that are beneficial for us may result in our inability to meet customer demand and/or may increase our operating costs and capital expenditures.

We rely on a single third-party co-packer to process and manufacture all of our products. Any replacement of the co-packer could require significant effort, as we may not be able to secure supplies from other co-packers on a timely basis or on reasonable commercial terms. The co-packer may be subject to damage or interruption from, among other things, fire, natural or man-made disaster, disease outbreaks or public health pandemics, power loss, telecommunications or internet failure, unauthorized entry, computer viruses, denial-of service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. The extent to which COVID-19 may affect our ability to obtain herbs and other ingredients for our products is uncertain and cannot be predicted.

A failure by us or our co-packers to comply with food safety, environmental, or other laws and regulations, or to produce products of the quality and taste-profile we expect, or with efficiency and at costs we expect, may disrupt our supply of products. In addition, we may experience increased distribution and warehousing costs due to capacity constraints resulting from our growth. If we need to enter additional co-packing, warehousing or distribution agreements in the future, we can provide no assurance that we would be able to find acceptable third-party providers or enter into agreements on satisfactory terms or at all. In addition, we may need to expand our internal capacity, which could increase our operating costs and could require significant capital expenditures. If we cannot grow and maintain sufficient and satisfactory production, warehousing and distribution capacity, either internally or through third party agreements, we may be unable to meet customer demand and/or our manufacturing, distribution and warehousing costs may increase, which could negatively affect our business.

Our financial success depends on our ability to successfully predict changes in consumer preferences and develop successful new products and marketing strategies in response.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences and address their concerns. We must also adapt our marketing strategies to these fluid consumer preferences as they develop. Recent trends in consumer preferences that may impact us include:

dietary trends and increased attention to nutritional values, such as sugar, fat, protein, fiber or calorie content;

concerns about obesity and the health effects of specific ingredients and nutrients, such as sugar and other sweeteners, ingredients derived from genetically modified organisms (GMOs), gluten, dairy, soybeans, nuts, oils, vitamins, fiber and minerals; and

increasing awareness of the environmental and social effects of product production, including agricultural production by food manufacturers and their suppliers.

The development and introduction of new products could require substantial research and development and other expenditures, including capital investment and marketing and warehouse slotting investments. In addition, the success of our innovation and product development efforts depends upon our ability to anticipate changes in consumers' preferences, the technical capability of our research and development staff in developing, formulating and testing new products, and our ability to introduce the resulting products in a timely manner. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than anticipated and our strategy to grow sales and profits through product innovations and extensions will be less successful.

Consumer preferences for natural and organic food products are difficult to predict and may change.
Our business is primarily focused on sales of organic and natural products, and our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. Further, failures by us or our competitors to deliver quality products could erode consumer trust in the organic certification of foods. A significant shift in consumer demand away from our products would reduce our market share, harming our business.

Limited Number of Products
The Company's business is focused on the production and distribution of adaptogen-related products. If such products do not achieve sufficient market acceptance, it will be difficult for us to achieve profitability. The Company's revenues are derived almost exclusively from adaptogen-based products, and the Company expects that its adaptogen-based products will

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account for substantially all of its revenue for the foreseeable future. If the adaptogen market declines or adaptogen-derived products fail to achieve substantially greater market acceptance than they currently enjoy, the Company will not be able to grow its revenues sufficiently for it to achieve consistent profitability. Even if products to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of adaptogens. Adverse publicity about adaptogen-based products may discourage consumers from buying products distributed by the Company.

Raw Materials

The Company's products are produced mostly from herbs. Accordingly, the Company and/or its manufacturers must acquire enough herbs so that the products can be produced to meet the demand of its customers. A shortage of any of the herbs the Company uses in its products could result in loss of sales and damage to the Company. If the Company and/or its manufacturers become unable to acquire commercial quality herbs on a timely basis and at commercially reasonable prices, and are unable to find one or more replacement suppliers with the regulatory approvals to supply herbs at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, the Company will likely be unable to meet customer demand.

We are subject to the risks associated with conducting business operations outside of the U.S., which could adversely affect our business.

We purchase our products from a variety of suppliers, including international suppliers. Our direct purchases from non-US suppliers represent a majority of our raw materials, and we expect our international purchases may grow with time. We also sell our products to consumers through our website and other online distributors that are in foreign countries, and we may in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international business operations, including:

difficulties with foreign and geographically dispersed operations;

having to comply with various U.S. and international laws;

changes and uncertainties relating to foreign rules and regulations;

tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

limitations on our ability to enter into cost-effective arrangements with distributors, or at all;

fluctuations in foreign currency exchange rates;

imposition of limitations on production, sale or export in foreign countries, including due to pandemic or quarantine;

disruptions in international trade due to pandemic, war, weather, natural disasters, or other circumstances.

imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

imposition of differing labor laws and standards;

economic, political, environmental, health-related or social instability in foreign countries and regions;

an inability, or reduced ability, to protect our intellectual property;

availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

difficulties in recruiting and retaining personnel, and managing international operations;

difficulties in enforcing contracts and legal decisions; and

less developed infrastructure.

If we expand into other target markets, we cannot assure you that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

In addition, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. We have no written policies in place and have not conducted training or audits of our vendors or suppliers with respect to these anti-bribery laws. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

We rely on a small number of suppliers to provide our raw materials, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.
We rely on suppliers and vendors to meet our high-quality standards and supply products in a timely and efficient manner. There is, however, no assurance that quality natural and organic products will continue to be available to meet our specific and growing needs. This may be due to, among other reasons, problems with our suppliers' and vendors' businesses, finances, labor relations, ability to export materials, product quality issues, costs, production, insurance and reputation, as well as disease outbreaks or pandemics such as the recent coronavirus (COVID-19) pandemic, tariffs, embargoes, trade conflict, acts of war, terrorism, natural disasters, fires, earthquakes, flooding or other catastrophic occurrences. If for any reason our suppliers or vendors became unable or unwilling to continue to provide services to us, this would likely lead to an interruption in our ability to import our products until we found another entity that could provide these services. Failure to find a suitable replacement, even on a temporary basis, would have a material adverse effect on our ability to meet our current production targets, make it difficult to grow and would have an adverse effect on our results of operations.

In addition, we depend on a limited number of key suppliers located primarily in China, India, Canada, and France. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. Additionally, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events. In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs such as, without limitation, shipping costs, and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

Our future results of operations may be adversely affected by volatile commodity costs.

Many aspects of our business could be directly affected by volatile commodity costs. Our ingredients are subject to price volatility which can be caused by commodity market fluctuations, inflation, crop yields, seasonal cycles, weather conditions (including the potential effects of climate change), temperature extremes and natural disasters (including floods, droughts, water scarcity, frosts, earthquakes and hurricanes), pest and disease problems, changes in currency exchange rates, imbalances between supply and demand, natural disasters and government programs and policies among other factors. Volatile fuel costs translate into unpredictable costs for the products and services we receive from our third-party providers including, but not limited to, distribution costs for our products and packaging costs. While we may seek to offset the volatility of such costs with a combination of cost savings initiatives, operating efficiencies and price increases to our customers, we may be unable to manage cost volatility. If we are unable to fully offset the volatility of such costs, our financial results could be adversely affected.

Competition in the food and beverage retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

The food and beverage retail industry is very competitive. In our online and wholesale business, we compete with food and beverage retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including Internet retailers, many of which are larger than us and have significantly greater capital resources than we do, selling both competitive products and retailing our own products, competing against our direct online business. We also compete with a number of natural, organic, and functional food and beverage producers.

We face significant competition from these and other retailers and producers. Any changes in their merchandising and operational strategies could negatively affect our sales and profitability. In particular, if natural, organic, and functional food and beverage competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of natural, organic, and functional products, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we are able to execute upon.

We expect competition in the natural, organic, and functional food and beverage industry, and in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

the size and composition of our customer base;

the number of products that we feature on our website;

the quality and responsiveness of customer service;

our selling and marketing efforts;

the quality and price of the products that we offer;

the convenience of the shopping experience that we provide;

our ability to distribute our products and manage our operations; and

our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

A food safety or quality issue that results in a product disruption such as a recall, health issue, or death of a consumer could harm our business.
The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business. In addition, customers may stop placing or cancel orders for such products as a result of such events.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we believe our facilities and those of our co-packers and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness (such as salmonella) or death to a consumer, we may become subject to claims or lawsuits relating to such matters. We may be required to pay damages which could reduce profitability and adversely affect our financial conditions. In addition, it may require us to modify our recipes or packaging in manner that adversely affects our business or is not feasible for the business operation. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period, we could incur costs and suffer losses. Inventory, equipment, and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of our products as "organic" to differentiate our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our "organic" certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

Our future results of operations may be adversely affected by the availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions (including the potential effects of climate change) can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of organic ingredients or increase the prices of organic ingredients. If our supplies of organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Adverse weather conditions, fires, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are quite common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Climate change may negatively affect our business and operations.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain herbs that are necessary for our products. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water.

Government Regulation

The processing, manufacturing, packaging, labeling, advertising and distribution of the Company's planned products is subject to regulation by one or more governmental authorities, and various agencies of the federal, state, and localities in which our products are sold. In addition, the Company's products are subject to numerous U.S. federal, state and local legislation and measures relating to the manufacture of products for human consumption. These government authorities may attempt to regulate any of our products that fall within their jurisdiction. Such governmental authorities may determine that a particular product or product ingredient presents an unacceptable health risk and may determine that a particular statement of nutritional support that we want to use is an unacceptable claim. Such a determination would prevent the Company from marketing particular products or using certain statements of nutritional support on its products. The Company also may be unable to disseminate third-party literature that supports its products if the third-party literature fails to satisfy certain requirements. In addition, government authorities could require the Company to remove a particular product from the market. Any recall or removal would result in additional costs to the Company, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any such product recalls or removals could lead to liability, substantial costs and reduced growth prospects, all of which could be material.

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely affect our business and results of operations.

We are affected by a wide range of governmental laws and regulations. Examples of regulatory agencies influencing our operations include the United States Department of Agriculture (the "USDA"), the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the U.S. Consumer Product Safety Commission ("CPSC"), and the Environmental Protection Agency (the "EPA"), among others. We are also regulated by various U.S. state and local laws and regulations as well as agencies of the states and local units of government in which our products are sold. These agencies regulate, among other things, with respect to our products and operations:

design, development and manufacturing;

testing, labeling, content and language of instructions for use and storage;

product safety;

marketing, sales and distribution;

record keeping procedures;

advertising and promotion;

recalls and corrective actions; and

product import and export.

These laws and regulations affect various aspects of our business and failure to comply with them may have significant adverse effects on our business.

Regulation of Dietary supplements and Food Ingredient

Our products may be subject to certain regulations as dietary supplements and food additives. The FDA regulates, among other things, the composition, safety, manufacture, labeling and marketing of dietary ingredients and dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). Dietary supplements and dietary ingredients that do not comply with FDA laws and regulations, such as the DSHEA, can be deemed adulterated or misbranded. Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded, and the FDA or other governmental entities may take enforcement action against any adulterated or misbranded dietary supplement on the market. The FDA and other U.S. governmental entities have broad enforcement powers. If we violate applicable regulatory requirements, the FDA and U.S. governmental authorities may bring enforcement actions against us, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The FDA may determine that a particular dietary supplement or ingredient presents an unacceptable health risk based on the required submission of serious adverse events or other information, or may determine that a particular claim or statement of nutritional value that we use to support the marketing of a dietary supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a "health claim" which we are not allowed to make. Any of these actions could prevent us from marketing particular dietary supplement products or making certain claims or statements with respect to our products. The FDA could also require us to recall, withdraw or remove a particular product from the market. Any recall, withdrawal or removal would result in additional costs to us, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any product recalls, withdrawals or removals could also lead to an increased risk of litigation and liability, substantial costs, and reduced growth prospects.

The FDA has also issued guidance governing the notification of new dietary ingredients ("NDIs"). The guidance, if fully implemented, could have a material impact on our operations. FDA enforcement of the NDI guidance could require us to incur additional expenses, which could be significant, and negatively affect our business, including, but not limited to, the prohibition on sale of new dietary ingredients or dietary supplements until the FDA determines that those ingredients or products comply with applicable laws and regulations.

In addition, certain food ingredient products we sell are regulated under the United States Federal Food, Drug, and Cosmetic Act ("FDCA"), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally recognized as safe, under the conditions of its intended use by qualified experts in food safety. We believe that the food ingredients in our products are generally recognized as safe. However, this status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely affected if the FDA determines that our food ingredient products do not meet the criteria for generally recognized as safe.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure by us to comply with applicable regulations could result in substantial monetary penalties and could have a material adverse effect on our financial condition or results of operations.

Our reputation could suffer from real or perceived issues involving the labeling or marketing of our products.

Products that we sell carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term "natural", "functional", "superfunctional", or "healthy", or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word "natural," there is no single, United States government regulated definition of the term "natural" for use in the food industry, which is true for many other adjectives common in the better-for-you and functionally-focused food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several food companies that market "natural" products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled "natural" but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

Similarly, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as "certified organic," and we currently manufacture several organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our "organic" certification if a facility becomes contaminated with non-organic ingredients, if we do not use raw materials that are certified organic, or if key ingredients used in our products are no longer allowed to be used in food certified as "organic." The loss of our "organic" certifications could materially and adversely affect our business, financial condition or results of operations.

In addition, the USDA has proposed a rule requiring disclosure of the use of genetic engineering in manufacturing a product or an ingredient used in a product. The rule has not been finalized, and we are unable to predict with certainty what the final requirements will be. If the USDA issues bioengineering disclosure regulations inconsistent with our practices, the resulting changes in labeling could adversely affect customer acceptance of our product and materially and adversely affect our business.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product, specifically including dietary supplements, in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions and third-party lawsuits such as:

warning letters;

fines;

injunctions;

civil penalties and civil lawsuits;

termination of distribution;

recalls or seizures of products;

delays in the introduction of products into the market; and

total or partial suspension of production.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations. We may also be required to take corrective actions, such as installing additional equipment or taking other actions, each of which could require us to make substantial capital expenditures. In addition, we could be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

The FDA may also take issue with the term "superfunctional", "functional" or any derivative name, as "superfunctional" and "functional" are, to our knowledge, still undefined by regulatory agencies. In addition to any regulatory costs, if the Company were required to change its name, there would likely be, or could be, among other results, a negative effect on the Company's branding and customer perception.

Future Regulation in the United States
From time to time, U.S. federal, state or local legislative and governmental authorities may impose additional or more stringent laws or regulations that could apply to our Company, business and products, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect that additional governmental regulation, when and if it occurs, would have on our business in the future. Those developments could prohibit the sale and marketing of ingredients and products or require reformulation of products to meet new standards, recalls or discontinuance of products

(including products that we sell). Further, we may be subject to requirements for reformulation, labeling, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, quality control requirements, adverse event reporting or other requirements. Any developments of this nature could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable publicity or consumer perception of our products could have a material adverse effect on our reputation, which could result in decreased sales and significant fluctuations in our business, financial condition and results of operations

We depend significantly on consumer perception regarding the safety and quality of our products. Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, media attention, social media, or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective. A new product may initially be received favorably, resulting in high sales of that product, but that sales level may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. Unfavorable research or publicity could have a material adverse effect on our ability to generate sales. Our dietary supplement products are not drug products and cannot be used to diagnose, treat, cure or prevent any disease, and we may be subject to legal and regulatory actions if our products were classified as drug or food products with respect to the

marketing and sale of our products.

Product recalls, withdrawals or seizures, which could materially and adversely affect our business, financial condition and results of operations

We may be subject to product recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we manufacture or sell may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products may adversely affect consumer confidence in our brands and thus decrease consumer demand for our products. As is common in the dietary supplement industry, we rely on our contract manufacturers and suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. As a young company we have yet to seek representations and warranties, indemnification and/or insurance from our contract manufacturers and suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations.

We may face scrutiny from evolving state regulations concerning health, safety, our supply chain and marketing.

In addition to the federal regulatory issues listed above, there are a growing number of state regulations that might impair our ability to operate and avoid interruption. For example, California currently enforces legislation commonly referred to as "Proposition 65" that requires that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we seek to comply with the requirements of Proposition 65, as well as to educate our customers regarding the substance of Proposition 65 and the relative metals contents in various natural foods, there can be no assurance that we will not be adversely affected by litigation or other actions relating to Proposition 65 or future legislation that is similar or related thereto. Also, the Transparency in Supply Chains Act of 2010 in California requires us to audit our vendors with respect to risks of human trafficking and slavery and mitigate these risks in our operations. Any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General or other regulatory authorities. Increased compliance costs associated with operating in California and other states could adversely affect our business, financial condition and results of operations.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

Changes to social networking, advertising platforms' or mobile device or other operating systems' terms of use; terms of service or traffic algorithms that limit promotional communications, impose restrictions that would limit our ability or our customers' ability to send communications through their platforms; disruptions or downtime experienced by these platforms; or reductions in the use of or engagement with social networking or advertising platforms by customers and potential customers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Additionally, we use emails and text messages to communicate with customers and we collect consumer data, including email addresses and phone numbers, to further our marketing efforts with such consenting consumers. If we fail to adequately or accurately collect such data or if our data collection systems are breached or information therein is misused, our business, financial condition, and results of operations could be harmed. Further, any failure, or perceived failure, by us, or any third parties processing such data, to comply with privacy policies or with any federal or state healthcare, privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets.

We may be subject to specific FTC endorsement and/or testimonial regulations that would interfere with our advertising, marketing and labeling strategies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the "Guides"), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as "results not typical," the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that "material connections" between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. While we do request that public persons who we provide samples of product disclose their relationship with us prior to sharing on social media or other endorsement, we cannot ensure all recipients comply with this request. We have continually adapted our marketing efforts to be compliant with the revised Guides. However, it is possible that our use, and that of our employees, of testimonials in the advertising and promotion of our products will be significantly impacted and therefore might negatively affect our sales.

We depend upon internet search engines and other providers of digital advertising to attract a significant portion of our potential customers to our website, and any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline.

We depend in significant part on various internet search engines, such as Google, Facebook, Amazon and other providers of digital advertising to direct a significant number of potential customers to our website. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user's internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of the website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as digital advertising on other websites and through other providers, to direct a substantial share of the visitors to our website.

Our ability to maintain the number of visitors to our website from internet search websites and other websites is not entirely within our control. For example, internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to implement their internal standards and strategies. Changes in the algorithms could cause our website to receive less favorable placements, which could reduce the number of users who visit our website. We have experienced and continue to experience fluctuations in the search result rankings for our website. Similarly, the recent rollout of the iOS14 update for iPhones has severely impacted Facebook's ability to cost effectively drive traffic to small advertisers such as us. We do not yet fully understand the impact of the iOS14 update on our business. Our business significantly depends on our ability to continue driving traffic from Facebook, as well expanding the digital channels through which we acquire customers.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. Additionally, as we increase the number of third-party distributors of our products, they may target similar individuals or use similar key words. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly, and we may be required to reduce the number of our paid search advertisements. If we reduce our advertising with search engines, our consumer traffic may significantly decline, or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, could also cause our website to be listed less prominently in algorithmic search results. Any adverse effect on the placement of our website in search engine results could reduce the number of users who visit our website and drive up the cost of customer acquisition. If visits to our website decrease, our revenue may decline, and we may need to resort to more costly sources to acquire new customers and such decreased revenue and/or increased expense could materially and adversely affect our business and profitability.

Our customers generally are not obligated to continue purchasing products from us.
Many of our customers are individuals that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers, including customers that participate in our subscription programs, will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

Capitalization of our Digital Advertising Spend; Lack of Cashflow for Operations
Per FASB's Statement of position 93-7, Reporting on Advertising Costs for direct response advertising, we capitalize the majority of our digital advertising spending and amortize it over three years, with amortization proportionate to the historic revenue of customers over that timeframe. Should future customer behavior negatively deviate from historic customer behavior, we will need to partially or completely write down the intangible asset created by capitalized marketing spending, potentially creating a large financial loss in year of the write down. In addition, the result of such capitalization, although our results may reflect an operating profit based on GAAP, we may have sufficient cash restraints that is not reflected in our operating profit.

Our business depends on continued and unimpeded access to the internet and mobile networks.
Our ability to sell our products depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. We may experience future interruptions and delays in services and availability from time to time that

could impede customers purchasing products form us. In the event of a catastrophic event with respect to one or more of our systems or those of our service providers, we may experience an extended period of inability to sell products, which could negatively impact our relationship with customers, providers, partners, and suppliers.

We also rely on software licensed from third parties in order to offer our products. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in selling our products. The occurrence of any of the foregoing events could have an adverse impact on our business, financial condition, and results of operations.

Our payments system depends on third-party service providers and is subject to evolving laws and regulations.
We have engaged third-party service providers to perform underlying card processing and currency exchange. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to accept orders through the platform could be adversely affected and our business could be harmed. In addition, if these service providers increase the fees they charge us, our operating expenses could increase and if we respond by increasing the fees we charge to our customers, we could lose some of our customers.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering third-party payment systems. As we expand the availability of payments via third parties or offer new payment methods to our customers in the future, we may become subject to additional regulations and compliance requirements.

We may be unable to adequately protect our brand and our other intellectual property rights.
We regard our brand, customer lists, trademarks, domain names, trade secrets and similar intellectual property as critical to our success. We may rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection in the United States for all our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all our trademarks. We have key terms for which we have yet to apply for trademarks. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our trademark application may never be granted.

To date, the Company has not applied for patent protection on any of its technology. The process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement or the misappropriation of our intellectual property rights. Our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.
Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Marketing and distribution capabilities
In order to commercialize its products, the Company must further develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to market any of its products, the Company must either acquire or develop a sales and distribution infrastructure. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of its management and key personnel, and defer its product development

and deployment efforts. To the extent that the Company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts may not be successful. If the Company fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales and incur increased costs.

A significant portion of our inventory is stored in two Denver warehouses and our Boulder distribution center and any damage or disruption at these facilities or at our distribution center may harm our business.

A natural disaster, fire, power interruption, work stoppage, or other calamity at our storage or operating facilities would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our facility, machinery, or inventory were damaged or unusable, we would be unable to meet our obligations to customers and wholesale partners, which could materially adversely affect our business, financial condition, and results of operations.

We cannot guarantee that we will succeed in achieving our goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.

Some of our products are new and are only in early stages of commercialization, and some products that are important to our growth strategy are in various stages of research and development, and have not yet been commercialized. We are not certain that these, or any other future products, will be developed to commercialization, sell as anticipated, be manufactured as anticipated, or be desirable to their intended markets. Also, some of our products may have limited uses and benefits, which may limit their appeal to consumers and put us at a competitive disadvantage. Developing new products and placing them into wholesale channels and into conventional and natural grocery environments is an expensive and time-consuming process, and if a product fails to sustain market acceptance or is unable to be manufactured as anticipated, the investment made in the product may be lost.

If our current or future products fail in the development stage, or fail our customer's expectation of quality, or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results.

As is typical in a rapidly evolving industry, the development process and demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Because the market for our products is new and evolving, it is difficult to predict with any certainty the size of this market and its growth rate, if any, and costs of manufacturing as a product is developed. We cannot guarantee that we will be successful in developing new products or manufacturing new products including through copackers, or that a market for our products will develop or that demand for our products will be sustainable. If we fail to develop or manufacture new products, or the market for new products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

COVID-19 Outbreak

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. However, depending on the length and severity of the pandemic, COVID-19 could interrupt the Company's operations; increase operating expenses; cause delayed performance of contractual obligations; cause delays in the Company's ability to purchase herbs; cause packaging restrictions on shipping; impair the Company's ability to raise funds depending on COVID-19's effect on capital markets; adversely affect the Company's supply partners, contractors, customers and/or transportation carries; and cause changes in the Company's regulatory framework which may increase competition for the mushrooms and packaging used by the Company or affect our ability to deliver its products to customers – each which could materially affect the business and financial condition of the Company.

The full extent of the effects of the COVID-19 pandemic is unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the Company's plan of distribution and use of available funds and the timelines, business objectives or disclosed milestones related thereto, and thus, adversely impact the Company's business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce such as its consultants or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The Company will actively assess and respond where possible to the potential impact of the COVID-19 pandemic. It is difficult to predict how the COVID-19 pandemic may affect the Company's business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for our products. It is possible that the COVID-19 virus could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

The COVID-19 pandemic has in the past disrupted our supply chain and could again do so, which could cause us to be unable to produce product to meet market demand, or require us to modify our product formulas in a way that causes damage to our brand equity or customer loyalty, all of which could negatively impact our financial condition.

If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.
Our ability to meet our labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages

competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. Our business is also located in a metropolitan area that has significant competition for skilled and unskilled labor. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, or increases in the federal- or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our operating expenses could increase and our business, financial condition and results of operations could be materially and adversely affected.

Technology failures or security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depends on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our enterprise platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm.

Economic downturns could limit consumer demand for our products and negatively affect our sales and profitability.

The premium organic and natural food industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic alternatives, given that many premium natural and organic products, and particularly premium natural and organic foods, often have higher retail prices than do their non-organic counterparts.

The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.

From time to time, we may consider opportunities to acquire other products or businesses that may expand the breadth of our markets or customer base. The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management's attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brand and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our products, and adversely impact our business.

The application of federal, state, local, and international tax laws to products sold over the internet is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to goods sold over the internet or could otherwise materially affect our financial position and results of operations.

In addition, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). If we are required to collect and pay back taxes and associated interest and penalties, and if the amount we are required to collect and pay exceeds our estimates and reserves, or if we are unsuccessful in collecting such amounts from our customers, we could incur potentially substantial unplanned expenses, thereby adversely impacting our results of operations and cash flows. Imposition of such taxes on our products going forward or collection of sales tax from our customers in respect of prior sales could also adversely affect our sales activity and have a negative impact on our results of operations and cash flows.

One or more states may seek to impose incremental or new sales, use, value added, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes on our solutions could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from utilizing our solutions, or otherwise harm our business, results of operations, and financial condition.

Although we reasonably believe we are correctly collecting and remitting sales tax in various U.S. jurisdictions, there are no assurances that certain states may determine that we should have been collecting sales tax (or more sales tax than we have previously collected), which may have a negative impact on our results of operations and cash flows. In addition, we anticipate that as we grow we will be required to collect and remit sales tax in additional states and our failure to manage our growth and the increased burden of collecting and remitting sales tax may result in fines or penalties, and have a negative impact on our results of operations and cash flows.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations.

There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods. Such tax assessments, penalties, and interest may adversely impact our results of operations.

The concentration of our stock ownership limits our shareholders' ability to influence corporate matters.

Founder and co-CEO Lopa van der Mersch, through a controlled entity, will maintain voting control of the Company. As a consequence, she will have the power to affect our management and affairs and overall matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentrated control limits or restricts our shareholders' ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in our governing documents and under Delaware law could discourage a takeover that shareholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

providing that vacancies on the board of directors, including newly created directorships, may be filled by a majority vote of directors then in office rather than by shareholders;

advance notice procedures, which apply for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

no authorization of cumulative voting, which limits the ability of minority shareholders to elect director candidates;

our certificate of incorporation requires the approval of a majority of the then outstanding voting power of our capital stock for shareholders to adopt, amend, alter or repeal our bylaws, or adopt any provision inconsistent with our bylaws;

requiring holder of shares entitled to cast not less than 50% of the votes at a meeting in order for shareholders to call a special meeting.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" shareholder for a period of three years following the date on which the shareholder becomes an "interested" shareholder.

We may be subject to securities litigation, which is expensive and could divert management attention.

The use of Crowdfunding is still new and the use of this type of exemption for the offer and sale of securities may subject to securities class action litigation. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management's attention from other business concerns.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all our future earnings, if any, to finance the growth and development of our business. We may, to the extent profitable, use Company funds to redeem shares from employees and founders of the Company. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Restrictions on Transfer

The shares in this offering will be subject to significant restrictions on transfers. Specifically, investors that purchase shares in this offering will be bound by our bylaws. A copy of the bylaws is available upon request from the Company. The shares may be transferred only if certain legal requirements as well as requirements imposed by our bylaws are satisfied and only with our consent. The bylaws imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the shares. Among other requirements, in most circumstances, the shareholder must first offer the shares to the Company and then the other shareholders before the shareholder may transfer the shares to a third party. Certificates, if any, representing the shares will also bear a legend indicating that the shares are subject to the restrictions on transfer imposed by the bylaws.

In addition, prospective investors in the Company will be required to represent that they have acquired their shares for investment purposes only and not with a view to or for sale in connection with any distribution of such shares. The shares have not been registered under the Securities Act of 1933 (the "Securities Act") and, therefore, is subject to restrictions on transfer under the Securities Act.

Further, securities will be subject to the restrictions set forth in the Limited Liability Company Agreement of Wefunder SPV, LLC

Illiquid Investment

There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Unsecured Investment

The shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our shares.

Arbitrary determination of Offering Price

The offering price of the shares of common stock has been arbitrarily determined without independent valuation of the shares by our management based on estimates of the price that purchasers of speculative securities, such as our common stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

Exclusive Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the Company; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.

This exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Lead Investor

Each investor will appoint the lead investor we have identified (the "Lead Investor") as the investors true and lawful proxy and attorney, to vote the investor's securities related to the Company and sign related documents on the investors behalf. Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be alighted with the interest of investors, there can be no guarantee that these interest will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular investor's interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We formulate, produce and sell coffee alternative blends to our customers. We use premium quality and naturally sourced herbs & adaptogens to produce these coffee alternative blends.

Business Plan - The Company

Rasa is a superfunctional brew of adaptogens that clears your mind with calm, jitter-free energy, sharpens your focus, and helps you regulate cortisol levels. We're on a mission to take on the $465B coffee market and offer an alternative that is just as effective—and actually tastes good. Rasa's rich, roasty, adaptogen-powered proprietary formulations are taking on coffee in a big way. It's a robust, delicious, science-backed morning ritual: boom. From a tired mama elbow-deep blending herbs in her kitchen, to a small team operating out of her garage... to the unstoppable success Rasa is enjoying today, we've proven our appeal and staying power as a functional and nourishing alternative to coffee, in a market craving change. While adaptogens fuel our customers, our subscription model drives our business. We love the beautiful synergy between the two: subscriptions reinforce the health benefits of sustained adaptogen consumption. Our tireless commitment to only sourcing the best herbs and mushrooms in ways that empower our growers keeps our supply chain sustainable, ethical, and unparalleled. 48 botanicals sourced from 15 countries makes Rasa's proprietary blends unlike any other product on the market today.

Business Plan - The Co-Issuer

Rasa I (the "Co-Issuer") was formed by or on behalf of the Company on in and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;

- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

Adaptogens, PBC was formed as a subsidiary of Rasa, Inc. where substantially all assets were contributed by Rasa, Inc. in exchange for the subsidiary issuing Rasa, Inc. 5,243,065 shares of common stock and assuming substantially all the liabilities of Rasa, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Rasa Products	Coffee Alternatives: Original, Cacao, Dirty, Bold, Calm, Super Happy Sunshine, Spicy Rose Cacao, Crème de la Creamer, Golden Chai, Magnificent Mushrooms, Classic, and Café	Coffee drinkers, tea drinkers, beverage consumers

We are constantly researching and developing new flavors and varieties of our products, which we think will appeal to our customers. We currently offer multiple varieties of our products and are hoping to expand our offerings this year.

Our products are sold in the United States and Canada primarily through direct-to-consumer e-commerce, grocery stores, and other retail locations.

Competition

The Company's primary competitors are MUD\WTR, Four Sigmatic, RYZE Superfoods.

We compete most directly with other health conscious beverages and energy drinks marketed to adults. We also compete with other manufacturers of functional beverages, and with manufacturers of more traditional beverages, such as juice and soda. General competition in the beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of our products are the critical factors for the success of our company.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from multiple suppliers. These raw materials are available directly from both non-US sources and US sources.

Our customers are consumers of organic, natural, or wellness-related products located within the United States.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6511730	creamers for beverages, coffee creamer	Rasa	January 30, 2018	October 5, 2021	United States
5735405	hot chocolate, hot chocolate mixes, mixes in the nature of concentrates, syrups or powders used	Rasa	January 30, 2018	April 23, 2019	United States

	in the preparation of tea based beverages				

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1601 29th St STE 1292 PMB 1017, Boulder, CO 80301

The Company conducts business in United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lopa Kay van der Mersch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Chief Executive Officer & Founder: 2/2023–Present CEO & Founder: 12/2015–2/2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer & Founder at Rasa: 12/2015–Present

Education

Colorado State University, Molecular Biology, Music and English Education, Spanish Dharama INC, 7 Year Program Graduate

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lopa Kay van der Mersch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Chief Executive Officer & Founder: 2/2023–Present CEO & Founder: 12/2015–2/2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer & Founder at Rasa: 12/2015–Present

Education

Colorado State University, Molecular Biology, Music and English Education, Spanish Dharama INC, 7 Year Program Graduate

Name

Lenny Chase

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Chief Executive Officer: 2/2023–Present Vice President, Head of Marketing: 1/2022–2/2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer at Rasa: 2/2023–Present Vice President, Head of Marketing at Rasa: 1/2022–2/2023 Vice President of Marketing at Plenty: 8/2019–3/2021

Education

Washington University in St. Louis, Olin Business School, Bachelor of Science in Business Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 10 employees in Colorado, New York, and California.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	5,311,053
Voting Rights	There are voting rights.
Anti-Dilution Rights	N/A

Type of security	Series Seed-1 Preferred Stock
Amount Authorized	890,868
Amount outstanding	687,962
Voting Rights	There are voting rights.
Anti-Dilution Rights	N/A
Other Rights	Series Seed-1 Preferred Stock are entitled to a liquidation preference in the event of the liquidation, dissolution, winding up, or sale of the Company. Series Seed-1 Preferred Stock are entitled to certain protective provisions and to vote as a separate class with respect to certain changes to the Company's certificate of incorporation that may adversely affect the Series Seed-1 Preferred Stock or result in a senior series of stock. Series Seed-1 Preferred Stock are entitled to conversion rights into common stock.

Type of security	Series Seed-2 Preferred Stock
Amount Authorized	371,147
Amount outstanding	370,488
Voting Rights	There are voting rights.
Anti-Dilution Rights	N/A
Other Rights	Series Seed-2 Preferred Stock are entitled to a liquidation preference in the event of the liquidation, dissolution, winding up, or sale of the Company. Series Seed-2 Preferred Stock are entitled to certain protective provisions and to vote as a separate class with respect to certain changes to the Company's certificate of incorporation that may adversely affect the Series Seed-2 Preferred Stock or result in a senior series of stock. Series Seed-2 Preferred Stock are entitled to conversion rights into common stock.

Type of security	2019 Equity Incentive Plan Options
Amount outstanding	730,181
Voting Rights	There are no voting rights.
Anti-Dilution Rights	N/A

The Company has the following debt outstanding: $0

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	687,962	$3,094,503.60	General operations	August 20, 2021	Regulation CF/506(c)
Preferred Stock	370,488	$996,899.43	General operations	August 20, 2021	Regulation CF/506(c)
Common Stock	See Related Party Transaction Disclosure for list of sales to related parties	See Related Party Transaction Disclosure for list of sales to related parties	General Operations –	2020-2021	4(a)(2)

Ownership of the Company

A majority of the Company is owned by TWSS, Inc. (TWSS is majority owned by Lopa Kay van der Mersch)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage Owned
TWSS, Inc.*	5,243,065	82.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$1,113,684.00	-$849,256.00	$0.00

Operations

The Company completed its seed round of financing on 4/30/2022. Following the Offering, we should have enough liquidity to execute our business plan until the end of 2023. We intend to be profitable by Q4 2023. Our significant challenges are managing the costs and expense of marketing and advertising a viable product in a competitive environment.

The Company intends to achieve profitability in the next 12 months by improving customer acquisition cost, subscriber retention, improving product managing, decreasing shipping expense, and diversifying revenue channels.

Liquidity and Capital Resources

Commencing in August of 2021, the Company conducted an offering pursuant to Regulation CF and raised $4,091,403.03.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: pending IRS refund checks, and required contributions per selected option grant terms.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Lenny Chase, was promoted to the Co-Chief Executive role in February 2023 to manage day-to-day operations at Rasa.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. The Company has limited operations and as such the trends discussed here and in the financial statements should not be relied on by investors as predictive of future results of the Company.

Adaptogens, PBC cash in hand is $1.46 million approximately, as of April 30, 2023.Over the last three months prior to the date of filing this Form C-AR on an unaudited basis revenues have averaged $388,991/month, cost of goods sold has averaged $190,554/month, and expenses have averaged $245,603/month, for average net income of $(37,826)/month.

Since the date of our financials, iOS 14 update as well as iOS 16.4 has made digital advertising traffic acquisition such as Facebook & Instagram less efficient, which has made it more challenging for us to grow.

We anticipate that in six months, monthly expenses should decrease by approximately 58%. With our current business plan, we expect to be profitable starting Q3 2023. However, we would note that we are currently drawing down a large inventory on hand balance, and toward the end of 2023, we will have to purchase more raw ingredients which may impact profitability. We expect revenue to be flat for the next six months as we manage profitability and summer seasonality. These projections cannot be guaranteed.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The prior purchase of the Company's securities by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of securities of the Co-Issuer may be deemed to be a related party transaction by and among the Issuers of the Securities.

The Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO, Founder
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Line of credit to finance the company until crowdfunding is complete.
Description of the transaction	Part of $750,000 bridge line of credit to finance the company until crowdfunding is complete

Company Securities

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$707,651.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$344,551.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$51,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$400,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Erik Sirnes
Relationship to the Company	General Manager
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$4,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$440,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Lopa Kay van der Mersch
Relationship to the Company	CEO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lenny Chase
(Signature)

Lenny Chase
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lopa Kay van der Mersch
(Signature)

Lopa Kay van der Mersch
(Name)

Co-Chief Executive Officer & Founder
(Title)

2023-05-01
(Date)

/s/Lenny Chase
(Signature)

Lenny Chase
(Name)

Co-Chief Executive Officer
(Title)

2023-05-01
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Adaptogens, PBC
Financial Statements
For Fiscal Years Ended
December 31, 2021 and 2022

Balance Sheets
(Unaudited)

	December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash	953,385	234,451
Accounts Receivable	18,270	19,271
Inventory	2,239,478	1,430,012
Other Current Assets	101,734	871,841
Total Current Assets	3,312,866	2,555,575
Fixed Assets and Other Long Term Assets	119,117	99,199
TOTAL ASSETS	**3,431,983**	**2,654,774**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	104,928	263,244
Other Current Liabilities	81,850	217,414
Total Current Liabilities	186,778	480,657
Total Liabilities	**186,778**	**480,657**
Equity		
Capital Contribution	6,466,964	3,768,668
Common Stock	531	524
Preferred Stock	106	25
Retained Earnings	-1,595,100	-550,322
Net loss	-1,627,295	-1,044,779
Total Equity	**3,245,205**	**2,174,116**
TOTAL LIABILITIES AND EQUITY	**3,431,983**	**2,654,774**

The accompanying notes are an integral part of these financial statements.

Adaptogens, PBC

Financial Statements

For Fiscal Years Ended

Statements of Operations
(Unaudited)

	Year Ended December 31,	
	2022	**2021**
Revenue	5,445,225	5,070,221
Total Cost of Goods Sold	2,797,060	2,594,148
Gross Profit	2,648,164	2,476,072
Expenses		
General and Administrative Expenses	595,725	510,833
Operations Expenses	835,859	595,460
Sales and Marketing Expenses	2,773,360	2,306,635
Total Expenses	**4,204,945**	**3,412,928**
Net Operating Income (loss)	**-1,556,780**	**-936,856**
Other Income (expense)	**-70,515**	**-107,923**
Net Income (loss)	**-1,627,295**	**-1,044,779**

The accompanying notes are an integral part of these financial statements.

Adaptogens, PBC
Financial Statements
For Fiscal Years Ended
December 31, 2021 and 2022

Statements of Shareholders' Equity
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balances - December 31, 2020	100	100	-	-	1,645,859	(550,322)	1,095,637
Net loss						(1,044,779)	
Balances - December 31, 2021	5,242,673	524	245,148	25	3,768,668	(1,595,100)	2,174,116
Net loss						(1,627,295)	
Balances - December 31, 2022	5,310,662	531	1,058,450	106	6,466,964	(3,222,396)	3,245,205

The accompanying notes are an integral part of these financial statements.

ADAPTOGENS, PBC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Organization and operations

The Company
Adaptogens, PBC (the "Company") is a Delaware public benefit corporation formed on July 15, 2021, through a contribution of substantially all assets from Rasa, Inc. The Company produces and sells coffee alternative products brewed using a mix of dried adaptogenic herbs under the brand, Rasa.

The information presented herein is comprehensive of full year 2021 operations despite the change in corporate entity on July 15, 2021, where relevant.

2. Summary of significant accounting policies

The accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed consolidated financial statements.

Basis of presentation and use of estimates
The Company's financial statements have been prepared and are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates its estimates, which include, but are not limited to, estimates related to inventory realizability, long term asset valuations, stock valuation and stock-based compensation expense. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Unaudited financial information
The financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, and the related information contained within the notes to the financial statements, are unaudited. The unaudited financial statements have been prepared in conformity with GAAP, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of these financial statements of the Company. The results reflected in these financial statements are not necessarily indicative of results to be expected for any future periods.

Cash equivalents and marketable securities
The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Accounts receivable and allowance for doubtful accounts
Accounts receivable are stated at their carrying values, net of any allowances for doubtful accounts. Accounts receivable consist primarily of amounts due from specialty retailers and wholesale marketplaces, for which collection is probable based on the customer's intent and ability to pay. Receivables are evaluated for collection probability on a regular basis and an allowance for doubtful accounts is recorded, if necessary. No allowance for doubtful accounts was deemed necessary at December 31, 2021 or December 31, 2022.

Inventory
Inventory has been recorded at cost as of December 31, 2022 and 2021. The following table presents inventory:

December 31,

	2022	2021
Finished Goods	$ 629,276	$ 667,390
Raw Ingredients	1,417,182	653,063
Third-Party Products	138,853	34,633
Packaging	46,225	50,697
Shipping Supplies	7,943	24,229
	$ 2,241,500	$ 1,432,033

The Company continuously evaluates the composition of its inventory and makes adjustments when the cost of inventory is not expected to be fully recoverable. Adjustments for damaged and expired inventory are recorded, primarily based on actual damaged and dates of expiry. Adjustments for inventory shrink, representing the physical loss of inventory, is recorded based upon physical inventory counts. The Company recorded $53,833 and $144,668 in inventory write-offs due to damage, expiration, and shrinkage in 2022 and 2021, respectively.

Other current assets
Other current assets consists of deposits and prepaid expenses.

Fixed assets and other long term assets
Fixed assets consist of computers, equipment, and vehicles while other long term assets are capitalized website costs.

Other current liabilities
Other current liabilities consist primarily of accrued expenses and sales tax and payroll liabilities.

Revenue Recognition
The Company primarily derives revenue from the sales of coffee alternatives and third party products. The Company sells products and services through its website, online marketplaces and select retailers. All revenue is reported net of sales taxes collected from customers on behalf of taxing authorities and variable consideration, including returns and discounts. Revenue is recognized when inventory is shipped to the Company's customers.

Advertising expense
Advertising expense consists of media and production costs related to print and digital advertising. All advertising is expensed in the period in which the benefit occurs.

Shipping and handling costs
Shipping and handling costs related to the import of raw materials and supplies and the movement of inventory to the Company's co-packer and from the co-packer to the Company's third-party warehousing and fulfillment partners are capitalized as inventory and expensed as cost of goods sold when revenue is recognized. Shipping and handling costs to move finished goods from the Company's third-party warehousing and fulfillment partners to customer locations are included in shipping costs under Costs of Goods Sold as incurred.

Contingencies

The Company is not currently involved with or does not know of any pending or threatening litigation against the Company or its members.

3. Stockholder's Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock that the Company is authorized to issue us 10,000,000 shares at $0.0001 par value. The total number of shares of Preferred Stock that the Company is authorized to issue is 1,262,615 shares at $0.0001 par value, with 890,868 shares designated as "Series Seed-1 Preferred Stock" and 371,747 shares designated as "Series Seed-2 Preferred Stock".

Common Stock

As of December 31, 2022, the total number of shares of Common Stock issued and outstanding was 5,311,053. Of this amount, 5,243,065, or approximately 99% is held by TWSS, Inc.

Since inception, the Company has granted options to purchase 730,181 shares of Common Stock. To date, 67,988 shares have been purchased from this option pool.

Preferred Stock

As of December 31, 2022, the total number of shares of Series Seed-1 Preferred Stock issued and outstanding was 687,962. Of this amount, 454,479, or approximately 66% is held by Rasa I, a series of Wefunder SPV, LLC.

As of December 31, 2022, the total number of shares of Series Seed-2 Preferred Stock issued and outstanding was 370,488. Of this amount, 90,023, or approximately 24% is held by Rasa I EB, a series of Wefunder SPV, LLC.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss for the period from Inception through December 31, 2022. The Company's ability to continue is dependent upon management's ability to raise additional funds, capital contributions from the founder, and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

4. Subsequent Events

Regulation CF Offering

Starting August 20, 2021, the Company issued $4,091,403 in Equity, through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The Regulation CF Transaction was conducted through the Intermediary, Wefunder Portal LLC.